FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 18, 2007

Item 3: News Release:

A news release dated and issued on July 18, 2007 was disseminated through Canada News Wire..

Item 4: Summary of Material Change:

Freegold Completes Construction of 1,200 Ton/Day Portable Gravity Processing Plant

Item 5: Full Description of Material Change:

July 18, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce completion of construction of a self-contained, modular, and portable gravity plant designed to process free-milling gold ores at a rate of up to 1,200 tons per day.  The plant is currently being installed at the Company’s Golden Summit project outside Fairbanks, Alaska, where gold recoveries in excess of 70% are expected from the processing of bulk sampled materials without the use of chemicals or leaching.

The design of the plant was based upon the results of metallurgical testing done on the gold mineralization contained within the 10,000 tons of stockpiled bulk sample material collected from the Golden Summit property in the fall of 2006.   McClelland Laboratories of Sparks, Nevada initially prepared various representative composites using the 8 separate bulk samples locations and conducted preliminary gravity testing to confirm the presence of visible gold.  The composites were subsequently sent to Knelson Gravity Solutions of Langley, BC for testing using their standardized Gravity Recoverable Gold (GRG) test work.  This work confirmed that the Golden Summit composites contained free-milling gold, with recoveries from the high-grade samples ranging from 70.7% (at 100% passing ¼”) to 79.6% (at 100% passing 100 mesh).

The components of Freegold’s plant were purchased from various sources throughout the western U.S. and were shipped to AEPS of Yuma, AZ which was responsible for the final plant configuration and fitting.  This circuit consists of a primary impact crusher and a secondary cone crusher with screening plant that feeds the material into a series of four Knelson concentrators. The concentrate from this plant is then sent on to a Diester gravity table for the generation of the final gold concentrate.  The plant is fully automated and will be operated on a closed loop basis.  In addition to the plant, Freegold has also acquired a complete metallurgical test lab that will be located adjacent to the plant.  This lab consists of crushers, pulverizers, a small ball mill, a 4” Knelson concentrator and flotation equipment, and will be used for mill feed control, plant optimization and for ongoing exploration work on the property.

Given the typical 6-month duration of the processing season in Alaska for this type of gravity circuit, Freegold’s plant has been designed for ease of transport and installation in order to move the plant to an alternative processing location during the winter months.  The company has commenced the examination of other projects that contain free-milling gold that could be amenable to processing with this plant on a seasonal basis.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of July, 2007.